

Mail Stop 3561

January 7, 2008

Kevin R. Keating, CEO
Catalyst Lighting Group, Inc.
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963

> **Re: Catalyst Lighting Group Inc.**
> **Registration Statement on Form 10-SB**
> **Filed December 7, 2007**
> **File No. 000-50385**

Dear Mr. Keating:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II, Item 3. Changes in and Disagreements with Accountants, page 31

1. Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise the first paragraph to include this specific disclosure for any report issued by Hein for financial statements for the years ended September 30, 2006 and 2007. If Hein did not issue reports covering financial statements for either or both of those years, please disclose that fact. Please delete references to the audit report covering the 2005 financial statements.

2.   Please revise the second paragraph of Item 3 to disclose whether during your two most recent fiscal years and any subsequent interim period <u>through the date of dismissal</u> (i.e., years ended September 30, 2006 and 2007 and the subsequent interim period from October 1, 2007 through October 18, 2007) there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. See Item 304(a)(1)(iv)(A) of Regulation S-B.

3.   Please file an updated letter from your former accountants stating whether they agree with your revised Item 304 disclosures, or the extent to which they do not agree. Refer to Item 304(a)(3) of Regulation S-B.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Kevin R. Keating
Catalyst Lighting Group, Inc.
January 7, 2008
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding these comments. Please contact Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

John Reynolds
Assistant Director